March 12, 2009

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	DWS Variable Series I (the “Registrant”); File No. 811-04257

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-156991) relating to the issuance of shares in connection with the merger of DWS Janus Growth & Income VIP (“Janus Growth & Income”), into DWS Capital Growth VIP, a separate series of the Registrant (the “Merger”).

On or about March 12, 2009, the Registrant will be filing by letter a request for acceleration of effectiveness.

It is currently expected that a special meeting of shareholders of Janus Growth & Income will be held on April 13, 2009. Accordingly, we plan to mail the proxy materials to Janus Growth & Income shareholders around March 16, 2009.

Please direct all of your questions and/or comments regarding this filing to the undersigned at (617) 951-7109.

Sincerely,

/s/ Yana D. Guss